SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1

Communication to the Spanish Securities and Exchange Commission dated May 10, 2007, regarding second execution of the capital stock increase of Iberdrola and admission of the new Iberdrola shares to listing on the Bolsas de Valores.

Exhibit 99.2	Press release dated May 10, 2007 regarding second execution of the capital stock increase of Iberdrola.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS
Name: Julián Martínez-Simancas
Title: General Secretary

Date: May 10, 2007

Exhibit 99.1

COMISIÓN NACIONAL DEL MERCADO DE VALORES

To the attention of mister Rodrigo Buenaventura

Director del Área de Mercado

Paseo de la Castellana, 19

28046 Madrid

Bilbao, May 10, 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES—Significant Event

Dear Sir,

Pursuant to Article 82 of Law 24/1988, of July 28, 1988, on the Securities Market (Ley de 24/1988, de 28 de julio, del Mercado de Valores), and the laws and regulations made thereunder, and in connection with the capital stock increase resolved by the General Shareholders’ Meeting of IBERDROLA, S.A. (hereinafter, “Iberdrola” or the “Company”) on March 29, 2007 (reported to this Commission on such date by means of the notice of significant event registered with number 78,634), by virtue of which it was resolved to issue 263,377,413 new ordinary shares of 3 euros of face value each, the execution of which may be carried out in three different dates, we hereby inform you that:

I.	Pursuant to Article 5 of the By-laws of SCOTTISH POWER PLC (“Scottish Power”), Iberdrola has acquired 78,647,505 ordinary shares of Scottish Power (the “New Shares of Scottish Power”), which were issued in favour of the beneficiaries of the Scottish Power share schemes and the holders of bonds which are convertible into ordinary shares of Scottish Power, who exercised their options and conversion rights. Iberdrola has acquired 52.3% (approximately) of the New Shares of Scottish Power by means of the payment of a cash consideration.

II.	On the date hereof, the second execution of the capital stock increase approved by the General Shareholders’ Meeting held on March 29, 2007 has taken place, in order to allow the acquisition by the Company of the remaining 47.7% (approximately) of the New Shares of Scottish Power by means of the delivery of 12,945,379 ordinary shares (acciones ordinarias) of Iberdrola (the “New Shares of Iberdrola”). The New Shares of Iberdrola are issued with a face value of three euros each and a share premium of 29.75 euros each, being the issue price of each New Share of Iberdrola of 32.75 euros. As such, the aggregate face value of this second execution of the capital stock increase amounts to 38,836,137.00 euros and the total share premium to 385,125,025.25 euros. As a consequence thereof, Article 5 of the By-laws of Iberdrola has been amended to reflect such execution of the capital stock increase.

III.	The Executive Committee of Iberdrola resolved to: (i) request the admission to listing of the New Shares of Iberdrola in the Bolsas de Valores of Madrid, Barcelona, Bilbao and Valencia, through the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo); and (ii) request the inclusion of the New Shares of Iberdrola in the registries of the SOCIEDAD DE GESTIÓN DE LOS SISTEMAS DE REGISTRO, COMPENSACIÓN Y LIQUIDACIÓN DE VALORES, S.A.U. (IBERCLEAR).

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IV.	In connection with such capital stock increase and the admission to listing on the Bolsas de Valores and the incorporation to the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo) of the new shares, the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores, “CNMV”) registered on April 12, 2007, under reference number 8,706, the securities note relating to the new shares (Nota sobre las Acciones relativas al aumento de capital mediante aportaciones no dinerarias de las acciones ordinarias de SCOTTISH POWER PLC). Likewise, on April 24, 2007, the CNMV included in its official registries a supplement to the above referred securities note.

V.	Today, May 10, 2007, the public deed formalizing this second execution of the capital stock increase, which has been fully subscribed for and paid-in by means of the contribution of the New Shares of Scottish Power, has been registered with the Mercantile Registry of Vizcaya.

VI.	It is expected that the New Shares of Iberdrola will be listed and normally traded on the Bolsas de Valores of Barcelona, Bilbao, Madrid y Valencia through the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo) as from May 11, 2007.

We remain at your disposal and at the disposal of that National Commission.

Yours sincerely,

[Seal of the Secretary of IBERDROLA]

Julián Martínez-Simancas

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IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

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Exhibit 99.2

Press Release

10 May 2007

In the context of the ScottishPower operation, completed successfully on April 23

IBERDROLA CARRIES OUT A SECOND CAPITAL INCREASE, OF €424 MILLION

•	The Company has issued 12,9 million new shares to beneficiaries of ScottishPower share purchase schemes and holders of bonds convertible into shares in the Scottish company

•	These new IBERDROLA shares, whose issue was approved at the AGM on March 29, will commence trading tomorrow on the Spanish continous market

IBERDROLA today increased its share capital by 12,945,379 new shares, equivalent to €423.96 million, which are expected to commence trading on the Spanish continuous market tomorrow 11 May with the IBE.SM symbol.

This capital increase, which follows the 245,225,982 new IBERDROLA shares issued on April 23, is also in the context of the ScottishPower operation and is intended to fulfil share purchase plans in ScottishPower stock and holders of bonds convertible into shares in the company.

The new shares have a nominal value of €3 and a paid-in surplus of €29.75, and represent 1,1% of the Company’s new share capital which now amounts to 1,159,720,542 shares.

IBERDROLA expects to carry out a third capital increase on June 28, also earmarked for share scheme beneficiaries and convertible bond holders.

The respective capital increases are being carried out in the context of the ScottishPower operation, and have a ceiling of 263,377,412 new shares as approved by the AGME on March 29 in Bilbao.

>	Comunications

The friendly transaction between IBERDROLA and ScottishPower, valued at €17.1 billion and announced in November 2006, is a milestone in the 100-year history of the Company. A world energy leader is created, leader in renewable energy and an enterprise value of more than €70 billion.

In line with strategy for the period 2007-09, announced by IBERDROLA last October, the operation is expected to accelerate projected growth and offer new long-term business opportunities, while diversifying risk and conserving financial strength, thereby generating more value for shareholders.

One of the largest transactions in Spanish corporate history, the operation was massively supported by shareholders of both companies – 99.5% at the IBERDROLA shareholders meeting and 97.6% at the ScottishPower EGM - and was also well received by the markets, where the two companies generated more than €4 billion in share value between 27 November 2006 and 23 April.

The geographical footprint of IBERDROLA and ScottishPower is now of significant proportions, creating an Atlantic energy platform. It has operations in Spain, the UK, the United States, Mexico, Brazil, Greece, Portugal, France, Germany, Italy, Poland, Guatemala, Bolivia and Chile. The group also has a substantial project pipeline that will enable it to continue growing in the future.

The combined group has a total installed capacity of around 40,000 megawatts (MW) compared with the 30,500 MW of IBERDROLA alone (a rise of 28%). Of this new capacity, 32,500 MW relates to conventional generation, an increase of 25% over IBERDROLA’s current level of 26,000 MW.

IBERDROLA and ScottishPower will also reinforce the group’s world leadership in renewables, especially in wind power. Added to IBERDROLA’S more than 4,500 MW, is more than 2,000 MW from ScottishPower, mostly from its PPM subsidiary in the United States, for a total of 6,562 MW, an increase of 44%.

IBERDROLA and ScottishPower also have a project pipeline in renewables of 37,675 MW: approximately 6,000 MW is in Spain and a similar amount in the UK, nearly 5,400 MW is in the rest of Europe, more than 19,200 MW in the United States, 400 MW in Latin America and 500 MW in the rest of the world.

The new Group has a significantly larger consumer base, with the 3.3 million of ScottishPower adding to the 18.4 million of IBERDROLA to total 21.8 million in Europe and the Americas, an increase of 18%.

At present, the Group has 2.7 billion cubic metres of gas storage capacity in the UK and the United States, with significant expansion potential.

The integration of IBERDROLA and ScottishPower also means a strengthening of their commitment to shareholders, customers, employees and communities where they do business. This is the product of the powerful platform the two companies have created: a leader in renewable energy, a balanced generation mix, low external dependence and financial strength.

>	Comunications

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

>	Comunications